Mail Stop 4561

November 5, 2009

Bob L. Corey, Acting President and CEO
Extreme Networks, Inc.
3585 Monroe Street
Santa Clara, California 95051

> **Re:** **Extreme Networks, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 4, 2009**
> **File No. 000-25711**

Dear Mr. Corey:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (650) 687-1106
Ed Batts, Esq.
DLA Piper LLP